EXHIBIT 99.2

Acergy S.A. Authorised Share Capital

London, England – November 9, 2010 – Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock Exchange: ACY) (“the Company”) announces that following the approval of resolution 1 to approve the Combination of the Company with Subsea 7 Inc., to increase the authorised share capital of the Company and to amend the Company’s Articles of Incorporation, including changing the name of the Company to “Subsea 7 S.A.” at the Combination Extraordinary General Meeting of Shareholders held today.

The Authorised share capital of Acergy S.A. increased to $900,000,000 to be represented by 450,000,000 Common Shares, par value of $2 per share with immediate effect. All other changes will be conditional on Completion, as defined in the prospectus dated September 21, 2010.

As at November 9, 2010, the issued share capital of Acergy S.A. remained unchanged; consisting of 194,953,972 listed shares of nominal value, each with voting rights so that the total number of voting rights is 194,953,972.

The above issued share capital figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, Acergy S.A..

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide.   We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: karen.menzel@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the other changes that will arise following the approval of resolution 1 and that these changes will be conditional on Completion, as defined in the prospectus dated September 21, 2010. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction, including satisfaction of closing conditions; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Subsea 7 or Acergy.